UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2023, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble 1-4-1 Plan, Procter & Gamble Technical Centres Limited, Cobalt 12, Silver Fox Way, Cobalt Business Park, Newcastle upon Tyne NE27 0QW.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

PROCTER & GAMBLE
1-4-1 PLAN

Statements of Net Assets Available for Plan
Benefits as of June 30, 2023 and 2022, Statements
of Changes in Net Assets Available for Plan
Benefits for the Years Ended June 30, 2023, 2022
and 2021, and Report of Independent Registered
Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2023 and 2022	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2023, 2022 and 2021	3

Notes to Financial Statements as of June 30, 2023 and 2022 and for the Years Ended June 30, 2023, 2022, and 2021	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Procter & Gamble 1-4-1 Plan:
Opinion on the financial statements
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Procter & Gamble 1-4-1 Plan (“Plan”) as of June 30, 2023 and 2022, the related Statements of Changes in Net Assets Available for Plan Benefits for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2023 and 2022 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Manchester, United Kingdom
September 25, 2023

We have served as the auditor of the Plan since 2003.

PROCTER & GAMBLE
1-4-1 PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE, 30 2023 AND 2022

	2023 £	2022 £
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value (568,652 shares at June 30, 2023 and 595,300 shares at June 30, 2022)	68,362,803	70,568,001
Cash at bank and in hand	837,810	806,584
Total assets	69,200,613	71,374,585

LIABILITIES:
Due to participating Procter and Gamble companies (Note 7)	-	(766)
Total liabilities	-	(766)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	69,200,613	71,373,820

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE
1-4-1 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE, 30 2023, 2022 AND 2021

ADDITIONS / (LOSSES):	2023 £	2022 £	2021 £
Contributions:
Employee contributions	2,902,229	2,707,627	3,095,513
Employer contributions (Note 7)	2,902,229	2,707,627	3,095,513
Total contributions	5,804,458	5,415,254	6,191,026

Investment income / (expense): Realized gain on shares sold (Note 4)	3,363,639	3,687,126	2,709,377
Net (depreciation) / appreciation in fair value of The Procter & Gamble Company common stock (Note 4)	(2,531,552)	9,057,842	(2,656,850)
Dividends from The Procter & Gamble Company common stock (Note 7)	1,439,983	1,306,432	1,188,514
Interest income / (expense)	15,841	350	(1,324)
Total investment income	2,287,911	14,051,750	1,239,717

Income from participating Procter & Gamble companies (Note 7)	8,870	16,458	20,255

Total additions	8,101,239	19,483,462	7,450,998

DEDUCTIONS:
Distributions and withdrawals to participants	(10,054,995)	(9,759,687)	(8,151,789)
Amounts paid to participating companies (Note 7)	(210,581)	-	-
Administrative expenses	(8,870)	(16,458)	(20,255)
Total deductions	(10,274,446)	(9,776,145)	(8,172,044)

(DECREASE) / INCREASE IN NET ASSETS	(2,173,207)	9,707,317	(721,046)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	71,373,820	61,666,503	62,387,549

End of year	69,200,613	71,373,820	61,666,503

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE
1-4-1 PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2023 AND 2022, AND FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021

1.	DESCRIPTION OF THE PLAN
The Procter & Gamble 1-4-1 Plan (the “Plan”) is a stock ownership plan sponsored by The Procter & Gamble Company (the “Company” or “Procter & Gamble”). The following brief description of the Procter & Gamble 1-4-1 Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.
General - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible United Kingdom (“UK”) employees to tax efficiently purchase shares of the Company. The Plan is administered by Link Asset Services who were appointed by the Trustees of the Plan and hold the Plan assets on behalf of the Trustees of the Plan.
Eligibility — Employees are eligible to participate in the Plan if they are employees of a participating company (Note 6), have been an employee at all times during the qualifying period, are chargeable to tax in respect of their office or employment with the participating company, and have not either themselves or through any Associate had, within the preceding twelve months, a material interest in a close company whose shares may be acquired under the Plan.
Distributions and Withdrawals – Participants may withdraw contributory shares from the Plan at any time. Participants cannot withdraw matching shares from the Plan within five years of purchase, unless the participant ceases to be an employee of one of the participating companies.
Contributions- Contributions represent amounts received from participants, and amounts matched by the participating Procter & Gamble companies (Note 6), that have been invested in stock of the Company. Employees can contribute up to 2.5% of their base salary. Where cash amounts are received from members and matched by the sponsoring companies, but have not yet been invested in stock of the Company, they are presented as Cash at bank and in hand on the statement of net assets available for plan benefits.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participating Procter & Gamble companies’ matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s vested account.
Participant accounts remaining in the Plan continue to have individual accounts maintained with Plan earnings or losses allocated based on earnings and account balances as defined.
Vesting – Participants are vested immediately in all shares and contributions allocated to their respective Plan accounts. The participating Procter and Gamble companies match contributions.
Investments - All employee and employer contributions were invested in shares of the Company’s common stock generally on the 5th working day of each month. Sales of the Company’s common stock for distributions generally also occur on the 5th working day of each month. Any dividends on shares of the Company’s common stock are invested in additional shares of the Company’s common stock.
Participant Loans – Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.

PROCTER & GAMBLE
1-4-1 PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2023 AND 2022, AND FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021 (CONTINUED)

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Functional Currency – The functional currency of the Plan is considered to be pound sterling because that is the currency of the primary economic environment in which the Plan operates.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in the Company’s common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – The Plan’s investment in the Company’s common stock is stated at fair value, which is based on quoted market prices and is translated into sterling at the rate of exchange at the period end date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date; net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.
Net (Depreciation) / Appreciation in Fair Value of Investments - Realized and unrealized (depreciation) / appreciation in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized (depreciation) / appreciation, or on the last day of the year for unrealized (depreciation) / appreciation.
Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in the Company’s common stock in the following month.
Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (Note 6).

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measures and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

PROCTER & GAMBLE
1-4-1 PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2023 AND 2022, AND FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021 (CONTINUED)

3.	FAIR VALUE MEASUREMENTS (CONTINUED)
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured at quoted prices in the active market and are classified as Level 1 assets as of June 30, 2023 and 2022.
4.	INVESTMENTS
The Plan’s investment in Company common stock experienced net (depreciation) / appreciation in value as follows for the years ended June 30, 2023, 2022, and 2021:
	2023 £	2022 £	2021 £
The Procter & Gamble Company
common stock:
Net (depreciation) / appreciation	(2,531,552)	9,057,842	(2,656,850)

The realized gain on shares sold of Company common stock for the years ended June 30, 2023, 2022 and 2021, was determined using an average cost method as follows:
	2023 £	2022 £	2021 £
Proceeds on sale of shares	8,244,518	8,831,003	6,614,060
Cost	(4,880,879)	(5,143,877)	(3,904,683)
Realized gain on shares sold	3,363,639	3,687,126	2,709,377

PROCTER & GAMBLE
1-4-1 PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2023 AND 2022, AND FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021 (CONTINUED)

5.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor. The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of June 30, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is no longer subject to income tax examinations for years prior to 2023.

HM Revenue & Customs (HMRC) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2023 and 2022 and no provision for income taxes has been reflected in the accompanying financial statements.

6.	PARTICIPATING PROCTER & GAMBLE COMPANIES
The participating Procter & Gamble companies are as follows:

Procter & Gamble Product Supply (UK) Limited
Procter & Gamble Technical Centres Limited
Procter & Gamble (L&CP) Limited
Procter & Gamble (Health & Beauty Care) Limited
Gillette UK Limited
Gillette Management LLC
Procter & Gamble Health Limited
Lamberts Healthcare Limited

PROCTER & GAMBLE
1-4-1 PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2023 AND 2022, AND FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021 (CONTINUED)

7.	RELATED PARTY TRANSACTIONS
At June 30, 2023 and 2022, 568,652 and 595,300 shares of the Company’s common stock were held by the Plan respectively. The cost of this stock at June 30, 2023 and 2022 was £40,127,097 and £38,426,082 respectively.
During the years ended June 30, 2023, 2022 and 2021, the Plan recorded dividend income from the Company’s common stock of £1,439,983, £1,306,432 and £1,188,514, respectively.
Contributions from participating Procter & Gamble companies of £2,902,229, £2,707,627 and £3,095,513 were recorded for the years ended June 30, 2023, 2022 and 2021, respectively. Amounts payable to participating Procter & Gamble companies of £nil and £766 were recorded at June 30, 2023 and 2022 respectively.
Also, the Plan received reimbursements for administrative expenses from the participating Procter & Gamble companies for the years ended June 30, 2023, 2022 and 2021 of £8,870, £16,458 and £20,255 respectively.
Amounts of £200,000, £nil and £nil were paid to participating companies in the years ended June 30, 2023, 2022 and 2021.
Audit fees of £29,000, £28,750 and £26,880 were incurred for the years ended June 30, 2023, 2022 and 2021 respectively. These fees were paid by the participating Procter & Gamble companies (Note 6) on behalf of the Plan.

8.	PLAN TERMINATION
Although they have not expressed any intent to do so, the participating Procter & Gamble companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

9.	SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 25, 2023, the date the financial statements were issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kingdom, on September 25, 2023.

PROCTER & GAMBLE 1-4-1 PLAN

By: /s/ Christopher Young
       Mr. Christopher Young
       Chair of Governance
       Procter & Gamble 1-4-1 Plan

EXHIBIT INDEX

Exhibit No.
      23                                Consent of Deloitte & Touche LLP